SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Major Operating Data of the First Half of 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 27, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the First Half of 2020

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”) announced the major operating data for the six months ended 30 June 2020:

I. Major operating data of the first half of 2020

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB 1,000)
Petroleum products
Diesel	183.61	185.20	7,276,842
Gasoline	147.39	150.40	9,160,219
Jet Fuel note 1	63.76	55.18	1,663,841

Intermediate petrochemicals
PX note 2	32.02	23.19	977,111
Benzene note 1	18.37	16.13	584,851
Ethylene Glycol note 2	14.52	9.53	347,736
Ethylene Oxide	13.88	13.51	802,886
Ethylene note 2	40.90	—	—

Resins and plastics
PE	28.06	27.56	1,893,735
PP	24.32	22.32	1,686,956
Polyester chips note 1 note 2	15.03	13.67	636,022

Synthetic fibres
Acrylics	5.79	5.74	615,613
Polyester note 1	1.46	1.50	89,008

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

The above data for sales volume and sales revenue does not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in the first half of 2020

Unit: RMB yuan / ton

Product	The average price in the first half of 2020	The average price in the first half of 2019	Change
Diesel	3,929	5,064	-22.42%
Gasoline	6,091	7,182	-15.20%
Jet Fuel	3,015	4,192	-28.08%
Ethylene	—	6,240	—
PX	4,214	6,760	-37.67%
Benzene	3,625	3,957	-8.38%
Ethylene Glycol	3,650	4,265	-14.40%
Ethylene Oxide	5,942	6,650	-10.64%
PE	6,872	8,247	-16.68%
PP	7,559	8,563	-11.73%
Polyester chips	4,652	6,769	-31.28%
Acrylics	10,734	14,178	-24.29%
Polyester	5,920	8,267	-28.39%

Raw material	The average processing cost in the first half of 2020	The average processing cost in the first half of 2019	Change
Crude oil	2,717	3,309	-17.90%

III. Other Matters

The above-mentioned operating data were calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data are unaudited and are not intended to make any express or implied forecast or guarantee in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 27 July 2020